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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                               (Amendment No. 7)

                                ----------------

                   Under the Securities Exchange Act of 1934

                       RAMTRON INTERNATIONAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

             A-06704, A-06703, A-08554, A-08979, A-03137, A-03138,
              A-03139, A-03135, A-06705, A-06644, A-03136, A-06645
                                (CUSIP Numbers)

          NTC Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.

                   c/o David J. Beckman, Liquidating Trustee
                              Price Waterhouse LLP
                      200 East Randolph Drive, Suite 7600
                            Chicago, Illinois 60601
                                  312/540-1500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive notices and Communications)

                                February 24, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]
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CUSIP Nos. A-06704, A-06703, A-08554, A-08979, A-03137, A-03138, A-03139,
A-03135, A-06705, A-06644, A-03136, A-06645    SCHEDULE 13D    PAGE 2 OF 6 PAGES
                                                                    --   --
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1   NAME OF REPORTING PERSON
    NTC Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM. (a)

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 84-6318889
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    00
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
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                7   SOLE VOTING POWER
  NUMBER OF
               396,387
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
               0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
               396,387
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     396,387
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.83%
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14   TYPE OF REPORTING PERSON (See Instructions)

     00
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     The initial Schedule 13D of the NTC Liquidating Trust filed on November 5,
1997 and amended on December 5, 1997, June 17, 1998, and May 28, 1999, December 29, 1999, January 11, 2000, and February 9, 2000 is hereby further amended as follows:






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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The NTC Liquidating Trust beneficially owns 396,387 shares of Common Stock, which constitute approximately 2.83% of the Common Stock estimated to be outstanding as of the issuance of the shares of Common Stock as of the date of this amendment.

     (b) The NTC Liquidating Trust, through its ownership of 396,387 shares of Common Stock, may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 396,387 shares of Common Stock.

     (c) During the past 60 days, the NTC Liquidating Trust has sold 802,504 shares of Common Stock. Specifically, from February 10, 2000 through February 29, 2000, the NTC Liquidating Trust sold 503,500 shares on the open market.





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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.






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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 1, 2000

                              NTC Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.


                              By: /s/ David J.Beckman
                                  -----------------------------------------
                                  David J. Beckman, not individually, but solely as Liquidating Trustee



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